UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: February 17, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM COMPLETES ORASCOM TELECOM HOLDING S.A.E. SPIN-OFF

Amsterdam (February 17, 2012) - VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP) announces today that it has completed the spin-off of certain assets of Orascom Telecom Holding S.A.E. (“OTH”) to Weather Investments II S.à r.l. (“Weather II”). The principal spin-off assets include OTH’s investments in ECMS and Mobinil in Egypt and Koryolink in North Korea.

The completion of the spin-off of these assets fulfills VimpelCom’s spin-off obligations in connection with its acquisition of Wind Telecom S.p.A. from Weather II.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada”, “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. VimpelCom has more than 200 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

For more information please contact:

Investor Relations:	Media and Public Relations:

VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach
Investor_Relations@vimpelcom.com	Tel: +31 (0)20 79 77 200 (Amsterdam)
Tel: +31 (0)20 79 77 203 (Amsterdam)